Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT ELBIT MEDICAL TECHNOLOGIES LTD IS CONSIDERING RAISING MONEY ON THE TEL AVIV STOCK EXCHANGE

Tel Aviv, Israel, January 9, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today that its subsidiary – Elbit Medical Technologies Ltd. ("Elbit Medical"), informed the Company that it is considering raising capital or debt on the Tel Aviv Stock Exchange.

As of the date hereof, there is no certainty that Elbit Medical will actually raise money and under what terms. The issuance of securities by Elbit Medical is subject, among other things, to the existence of appropriate market conditions and receipt of all approvals required by law, including the approval of Elbit Medical's Board of Directors and the approval of the Tel Aviv Stock Exchange.

Any forward-looking statements in our releases (including our estimation as to fund raising by Elbit Medical (if at all)) include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors. Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

About Elbit Imaging Ltd.

The Company holds approximately 89.16% of Elbit Medical Ltd.'s outstanding share capital (88.68% on a fully diluted basis).

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Shopping and entertainment Centers - construction of new Centers, and in certain circumstances and depending on market conditions - redeveloping existing Centers in both capital cities and important regional Centers (ii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iii) Land Plots in India - plots designated for sale initially designated to residential projects.

For Further Information:

Company Contact

Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com